Dimensional

August 12, 2024

Via EDGAR

Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	DFA Investment Dimensions Group Inc.
File Nos. 002-73948 and 811-03258

Dear Ms. Rowland:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s supplemental comments conveyed with regard to Post-Effective Amendment Nos. 258/260 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional World ex U.S. Sustainability Targeted Value Portfolio (the “Portfolio”).

Each supplemental SEC staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1. Comment. Please revise the Portfolio’s principal investment strategies to include a policy that the Portfolio will invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria.

Response. The Registrant respectfully declines to add a policy to invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria because such adjective refers to a strategy of the Portfolio (i.e., rather than a type of investment), which currently does not require the Portfolio to adopt an 80% policy under Rule 35d-1, as further discussed in the Registrant’s prior response. Further, as noted in the Registrant’s prior response, the Registrant supplementally confirms that the Portfolio will comply with the amendments to Rule 35d-1, as applicable, by the compliance date.
2. Comment.  In the “Additional Information on Investment Objectives and Policies–Approved Markets” section, the Registrant notes that “Approved Market Securities are… securities issued or guaranteed by the government of an Approved Market, its agencies or

U.S. Securities and Exchange Commission
August 12, 2024

instrumentalities, or the central bank of such country or territory….”  Please supplementally explain how, if applicable, that criteria alone would tie such security “economically to the particular country or geographic region suggested by its name,” as required by Rule 35d-1.

 Response. The Registrant supplementally confirms that the Portfolio will consider the criteria above as a factor that may alone support a determination that such security is associated with an Approved Market.  Securities that are issued or guaranteed by the government of a country, its agencies or instrumentalities, or the central bank of such country subject the Portfolio to the risk that the governmental entity that controls the repayment of government debt may not be willing or able to repay the principal and/or to pay the interest when it becomes due, due to factors such as political considerations, the relative size of the governmental entity’s debt position in relation to the economy, cash flow problems, insufficient foreign currency reserves, the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies, and/or other national economic factors.  The Registrant believes these risks align and satisfy the requirements of Rule 35d-1 and related SEC guidance that the investment should “expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”1

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Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
DFA Investment Dimensions Group Inc.

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Names Rule Adopting Release”).